RADICA GAMES LIMITED
                                   ANNOUNCES
                                   RUSH HOUR
                               LICENSE AGREEMENT

FOR IMMEDIATE RELEASE                  CONTACT:  PATRICK S. FEELY
NOVEMBER 15, 2001                                PRESIDENT & CEO
                                                 (LOS ANGELES, CALIFORNIA)
                                                 (626) 744 1150

                                                 DAVID C.W. HOWELL
                                                 PRESIDENT ASIA OPERATIONS & CFO
                                                 (HONG KONG)
                                                 (852) 2688 4201


(Hong Kong) Radica (NASDAQ RADA) announced today that it has entered into a worldwide licensing agreement with Binary Arts Corporation, for the rights to market Rush Hour(R) branded electronic games. The Company said it plans to introduce its first Rush Hour product during the Fall of 2002.

Pat Feely, Radica's CEO said, "Rush Hour is a tremendous worldwide success as a puzzle game, having sold over 2 million units in its original form. Radica is thrilled to have the opportunity to develop an innovative electronic handheld version of the classic Rush Hour property."

"Radica is a leader in the electronic handheld games category," says Andrea Barthello, Chief Operating Officer, Binary Arts Corporation. "We knew Radica could create a truly unique handheld based on Rush Hour that combined engaging game play and high quality for which Radica is known."

Radica's first Rush Hour electronic game expands the company's presence in the classic games segment of the electronic handheld game market. Radica also produces a broad line of innovative electronic games, toys, girls' lifestyle products and video game accessories distributed throughout the world.

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission. See "Item
          3. Key  Information  -- Risk Factors" in such report on Form
          20-F.


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ABOUT RADICA GAMES LIMITED

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ RADA). Radica is a leading developer, manufacturer and distributor of a broad line of handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com

ABOUT BINARY ARTS

Binary Arts is the world's largest independent creator of brainteaser puzzles, games, and toys. We've been turning the ideas of brilliant inventors and mathematicians into delightful, challenging products since 1985. Located in Alexandria, Virginia, Binary Arts is a family-owned company that has won over 100 awards for creativity, educational value, and product excellence. Visit us on the web at www.puzzles.com.

Rush Hour is a registered trademark owned by Binary Arts Corporation., used with permission. (C) 2001 Binary Arts Corporation. All Rights Reserved.

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